Exhibit 99.7

Geological and Petroleum Engineering Consultants

Executive Officers, Managers and Associates
K.H. Crowther*, B.S., P.Eng., President
R.K. Mastond*, B.S., P.Eng., Executive Vice-President
R. Cech*, M.Sc., P.Eng., Senior Vice-President, International
J.L. Chipperfield*, B.Sc., P.Geol., Vice-President, Geoscience
H.J. Helwerda*, B.Sc., P.Eng., Vice-President, Engineering Canada and U.S
R.N. Johnson*, B.Sc., P.Eng., Manager, Engineering Corporate Secretary
D.W.C. Ho*, B.A.Sc., P.Eng., Manager, Engineering
K.P. McDonald, C.A., Controller

D.J. Carsted, CD, B.Sc., P.Geol., Manager, Geoscience
R. Garritse, B.Sc., Manager, Systems
M.W. Maughan, B.S. P.Geol., C.P.G., Manager, Geoscience
I.S. O’Connor, M.S. C.P.G., Manager, Denvar
G.D. Robinson, B.Sc, P.Eng., Manager, Engineering
J.W. Arsenault, B.S. Eng.
G.R. Finnis, B.Sc., P.Eng.
H.J. Firla, B.S., P.Eng.
C.M.F. Galas, Ph.D., P.Eng.
B.F. Jose, M.Sc., P.Geoph.
P.B. Jung, B.S., P.Eng.
D.A. King, B.Sc., P.Eng.
D.W. Woods, B.Ed., B.Sc., P.Eng.
A. Kovaltchouk, M.Sc., P.Geol.
M.J. O’Blenes, M.Sc., P.Eng.
S.W. Pennell, B.Sc, Eng.
M.W. Sargent, Ph.D., P.Geol.
J.P. Seidle, Ph.D., P.E.
P.C. Sidey, B.Sc., P.Eng.
C.P. Six, B.Sc., P.Eng.
N.T. Stewart, B.A.Sc. P.Eng.
W.J. Waddell, B.Sc., P.Geol.
F.P.R. Williams, B Eng, P.Eng.
D.W. Woods, B.Ed., B.Sc., P.Eng.

* Director

Ref.: 3236.15389

January 16, 2006

Mr. Dave Broshko

Vice President Finance, and CFO

Canetic Resources Trust

1900, 255 Fifth Avenue SW

Calgary AB T2P 3G6

Re:     Consent of Independent Petroleum Engineers

Dear Sirs:

We hereby consent to the use and reference to our name and our reports, and the information derived from our reports evaluating the reserves estimates for StarPoint Energy Ltd. for December 31, 2004 and January 1, 2004, dated February 24, 2005 and April 7, 2004, respectively; as described or incorporated by reference in Canetic Resources Trust’s Registration Statement on Form 40-F, filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

Sincerely,

/s/ Robert N. Johnson
Robert N. Johnson, P.Eng.
Manager, Engineering

900, 140 Fourth Ave SW, Calgary AB T2P 3N3 Canada; Tel: (403) 294-5500, Fax: (403) 294-5590

1675 Broadway, Suite 1130, Denver CO 80202 U.S.A.; Tel (303) 592-8770, Fax: (303) 592-8771

Toll Free: 1-877-777-6135

info@sproule.com, www.sproule.com